News Release Communiqué de Pressee

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New Vision VLCC Caught in Recent Atlantic Storm
The Situation is under Control
Paris, December 21, 2007 — The tanker VLCC New Vision was caught in the recent severe North Atlantic storm offshore Ireland.
Built in South Korea and delivered in April 1994, the New Vision is a double-hulled VLCC flying the French flag. Operated by V.Ships France, it is time chartered by Total from Norwegian shipowner Viken. The tanker was en route from Mongstadt in Norway to Canaport in Canada.
A bow compartment was damaged by the storm, taking the mooring system out of service. The rudder was also damaged. The vessel’s maneuvering ability is unimpaired, and the New Vision is now lying off Portugal, waiting to take on board equipment needed for repairs. The shipowner expects the repairs to be carried out next week. The vessel will then offload its cargo in a European port, where permanent repairs will be performed.
As a precaution, a tug rendezvoused with the tanker and has been escorting it since December 14.
The incident did not cause any injuries or pollution.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com